Exhibit 99.7

NICE’s Workforce Management Leads Market Share for Ninth Straight Year in DMG
Consulting’s 2023-2024 Enterprise WFM Product and Market Report

NICE’s WFM offering empowers its customers to anticipate business demands and optimize its workforce with patented AI and machine learning technology

Hoboken, N.J., September 27, 2023 – NICE (Nasdaq: NICE) announced it has been named the market share leader based on number of seats for workforce management in DMG Consulting LLC’s 2023-2024 Enterprise Workforce Management Product and Market Report. The report analyzed the overall functional components of seven vendors that offer WFM Suites to help companies select the right solution, technology, functionality, and partner to meet their organization’s current and future WFM needs.

According to the report, NICE continues to lead market share for the ninth year in a row, commanding 36.9 percent of the total number of WFM seats and securing nearly one million more seats than the closest competitor. NICE gained the most customers, over a 14-month period, with an increase of 13.9 percent, driven by the increased recognition of the benefits of utilizing workforce management solutions to improve the customer experience. When surveyed for overall satisfaction, customers placed NICE in the highly satisfied range. NICE earned top vendor satisfaction scores from customers in pricing and achieved perfect scores in professional services and ongoing service and support.

Survey participants were also asked to rate their satisfaction in omnichannel forecasting, digital forecasting, omnichannel scheduling, multi-skill scheduling, real-time adaptive intraday management, real-time agent adherence, agent self-service, eLearning/meeting management, vacation/time-off management, long-term strategic planning, and gamification. NICE was rated highly satisfied across the board, holding the top scores for multi-skill scheduling and agent self-service. When asked about WFM product capabilities, NICE received a highly satisfied overall rating from customers and earned a perfect score for the ability to customize/capture KPIs and metrics to measure contact center and agent performance.

“NICE understands that the employee experience is a critical factor for CX. Today, businesses must address the critical employee needs for fair evaluations, flexible scheduling, and effective tools to deliver exceptional customer experience,” said Barry Cooper, President, CX Division, NICE. “NICE is combining its purpose-built AI with its industry leading WFM capabilities to empower employees to take customer experience to the next level in the AI era. Our customers’ acknowledgment of the value of our innovation speaks volumes and I’m pleased to be recognized again as a market leader by DMG Consulting.”

About DMG Consulting LLC
DMG Consulting LLC provides expert guidance, industry reports, and primary research that guide the critical decisions made by businesses, technology providers, and investors in the dynamic and rapidly transforming contact center and back-office markets. Driving the strategic direction of the customer experience (CX) is at the core of DMG’s extensive consultation and collaboration with executives, leaders, and industry innovators. DMG’s methodologies and in-depth understanding of people, process, and technology create outstanding business outcomes and position organizations to deliver the next generation of customer and contact center experiences in an AI-driven digital world. Learn more at dmgconsult.com.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.